# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: INVE Technologies, Inc., CIK 0001036044
CUSIP: 45170X205
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1900-B CARNEGIE AVE., SANTA ANA, California (CA), 92705
Date of event which requires filing of this statement: 10/21/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-25-000830
Filed by CIK 0001380585
Persons authorized to receive notices and communications: BRADLEY L. RADOFF, 2727 Kirby Drive, Unit 29L, Houston, Texas (TX), 77098, 713-482-2196; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Radoff Family Foundation (CIK 0001496916): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Radoff Bradley Louis (CIK 0001380585): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,600,000; shared voting power 0; sole dispositive power 1,600,000; shared dispositive power 0; aggregate amount beneficially owned 1,600,000 (6.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: INVE Technologies, Inc.
Address of issuer's principal executive offices: 1900-B CARNEGIE AVE., SANTA ANA, California (CA), 92705

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated to read as follows:

As of the date hereof, the Radoff Foundation no longer beneficially owned any Shares. Accordingly, the Radoff Foundation shall cease to be a Reporting Person immediately upon the filing of this Amendment No. 4 to the Schedule 13D. Mr. Radoff will continue filing statements on Schedule 13D with respect to his beneficial ownership of securities of the Issuer to the extent required by applicable law.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Radoff Foundation no longer beneficially owns any Shares.

The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,600,000 Shares directly owned by Mr. Radoff is approximately $5,118,761, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on 23,859,585 Shares outstanding as of October 19, 2026, which is the total number of Shares outstanding as disclosed in Exhibit (a)(1)(A) attached to the Issuer's tender offer statement on Schedule TO-I filed with the Securities and Exchange Commission on October 21, 2026.

As of the date hereof, the Radoff Foundation beneficially owned 0 Shares, constituting 0% of the Shares outstanding.

As of the date hereof, Mr. Radoff directly beneficially owned 1,600,000 Shares, constituting approximately 6.7% of the Shares outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

Mr. Radoff has the sole power to vote and dispose of the Shares directly beneficially owned by him.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in securities of the Issuer by the Reporting Persons during the past sixty days are set forth in Exhibit 2 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

2 - Transactions in Securities.

## Signatures
- Radoff Family Foundation: /s/ Bradley L. Radoff, Bradley L. Radoff, Director (10/23/2026)
- Radoff Bradley Louis: /s/ Bradley L. Radoff, Bradley L. Radoff (10/23/2026)